                                   SECURITIES AND EXCHANGE COMMISSION
                                           Washington, DC 20549

                                               SCHEDULE TO

                       Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                                  of the Securities Exchange Act of 1934

                                            (Final Amendment)

                                  OFI Tremont Core Strategies Hedge Fund
                                             (Name of Issuer)

                                  OFI Tremont Core Strategies Hedge Fund
                                   (Name of Person(s) Filing Statement)

                                      Shares of Beneficial Interest
                                      (Title of Class of Securities)

                                                67084K103
                                  (CUSIP Number of Class of Securities)

                                         Lisa I. Bloomberg, Esq.
                                        Two World Financial Center
                                      225 Liberty Street, 11th Floor
                                      New York, New York 10281-1008
                                              (212) 323-0560
            (Name, Address and Telephone Number of Person Authorized to Receive
          otices and Communications on Behalf of the Person(s) Filing Statement)

                                        CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
Transaction Valuation: $52,832,632.35a         Amount of Filing Fee: $6,218.40b
--------------------------------------------------------------------------------------------------------------------

     (a)  Calculated as the aggregate  maximum  purchase  price for  twenty-five percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of May 31, 2006.

     (b) Calculated at 0.011770% of the Transaction Valuation.

[  ] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,218.40
Form or Registration No.:  005-79312
Filing Party:  OFI Tremont Core Strategies Hedge Fund
Date Filed:  July 31, 2006

[  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.
[ x]     issuer tender offer subject to Rule 13e-4.
[  ]     going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: [x]

     This Final  Amendment  relates  to the Issuer  Tender  Offer  Statement  on
Schedule TO (the  "Statement")  originally filed on July 31, 2006 by OFI Tremont
Core  Strategies  Hedge  Fund (the  "Fund")  in  connection  with an offer  (the
"Offer")  by the  Fund to  purchase  $52,832,632.35  of  interests  in the  Fund
("Shares")  on  the  terms  and  subject  to the  conditions  set  forth  in the
Repurchase Offer Notice and the related Cover Letter to Repurchase Offer. Copies of the Cover  Letter  to  Repurchase  Offer and  Repurchase  Offer  Notice  were previously  filed as Exhibits  (a)(1)(i) and (a)(1) (ii),  respectively,  to the
Statement.

     This is the Final  Amendment to the  Statement and is being filed to report the results of the Offer.  Capitalized  terms not otherwise defined herein shall have the meanings ascribed to them in the Repurchase Offer Notice.

     The following information is furnished pursuant to Rule 13e-4(c)4:

     1. The Offer expired at 12:00 midnight, New York time, on August 31, 2006.

     2.  $22,716,059.26  in Shares were tendered  prior to the expiration of the
Offer.

                                                SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                         OFI Tremont Core Strategies Hedge Fund

                                             /s/ Lisa I. Bloomberg
                                         By:____________________________________
                                              Name: Lisa I. Bloomberg
                                              Title: Assistant Secretary

Date:  November 16, 2006